

16021502

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 28 2016
Washington DC
416

SEC FILE NUMBER
8-67090

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2015 (MM/DD/YY) AND ENDING 04/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W. 47th Street, Suite 900
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Patten — 281-419-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 JUL -1 AM 11:55
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pamela Popp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Financial Advisors, LLC, as of April 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ROBIN S. DUNCAN
NOTARY PUBLIC-NOTARY SEAL
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES: 8/16/2017
COMMISSION # 13447411

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOCKTON FINANCIAL ADVISORS, LLC

Financial Statements and Supplementary Information

April 30, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc.:

We have audited the accompanying balance sheet of Lockton Financial Advisors, LLC (the Company) as of April 30, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Kansas City, Missouri
June 27, 2016

LOCKTON FINANCIAL ADVISORS, LLC

Balance Sheet

April 30, 2016

Assets		
Cash and cash equivalents	$	3,099,794
Accounts receivable:		
Commissions and fees receivable		79,026
Producer members receivable		284,903
Prepaid expenses		5,517
Other assets		8,700
Total assets	$	3,477,940
Liabilities and Members' Equity		
Producer members payable	$	788,903
Accounts payable		25,000
Payable to affiliates, net		389,140
Accrued expenses:		
Interest		317
Other		39,562
Cancellation reserve		223,227
Producer unit purchases		68,831
Deferred revenue		68,391
Total liabilities		1,603,371
Members' equity		1,874,569
Total liabilities and members' equity	$	3,477,940

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Operations

Year ended April 30, 2016

Revenue:		
Commissions and fees	$	9,812,810
Contingent commissions		96,303
Interest and other income		6,946
Total revenue		9,916,059
Expenses:		
Selling		3,940,285
General and administrative		4,792,470
Producer unit purchases		(650,400)
Interest expense		880
Total operating expenses		8,083,235
Net income	$	1,832,824

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Changes in Members' Equity

Year ended April 30, 2016

	Corporate unit			
	Paid-in capital	**Retained (deficit) earnings**	**Producer units**	**Total**
Balance, April 30, 2015	$ 510,000	(1,359,448)	2,725,133	1,875,685
Net income	—	1,832,824	—	1,832,824
Distributions to member	—	(995,831)	—	(995,831)
Change in producer units	—	—	(838,109)	(838,109)
Balance, April 30, 2016	$ 510,000	(522,455)	1,887,024	1,874,569

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statement of Cash Flows

Year ended April 30, 2016

Cash flows from operating activities:		
Net income	$	1,832,824
Adjustments to reconcile net income to net cash provided by operating activities:		
Producer unit purchases		(650,400)
Changes in operating assets and liabilities:		
Commissions and fees receivable		42,606
Cancellation reserve		43,227
Accounts payable		25,000
Prepaid expenses and other assets		(2,777)
Affiliates, net		1,474,187
Producer members receivable and payable		(931,204)
Accrued expenses		35,686
Payments for producer unit purchases		(122,609)
Deferred revenue		11,716
Net cash provided by operating activities		1,758,256
Cash flows from financing activities:		
Distributions to member		(995,831)
Net cash used in financing activities		(995,831)
Change in cash and cash equivalents		762,425
Cash and cash equivalents, beginning of year		2,337,369
Cash and cash equivalents, end of year	$	3,099,794
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	877

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a subsidiary of Lockton Insurance Agency, Inc. (Lockton), was organized in the state of California on April 27, 2005. The Company is a limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a k(1) exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is enabled to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. The Company is registered with the Municipal Securities Rulemaking Board (MSRB). This membership allows the Company to participate in a limited capacity only dealing in qualified college savings plans. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

The Company is a subsidiary of Lockton, with Lockton (Corporate Member) owning the Corporate Profit Unit (Corporate Unit). The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Profit Units (Producer Units). The Producer Members derive their compensation from the profits of the Company after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Units. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statement of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company's revenue comprises principally of commissions paid by the plan vendors, fees paid directly by clients, and interest income. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor are recognized when fees are earned and realized or realizable. A cancellation reserve is recognized for commissions that are subject to chargeback and is estimated based on historical chargeback rates. This reserve is recorded in commissions and fees revenue on the statement of operations.

Contingent commissions may be paid to the Company by insurance carriers based on retention of clients and the volume of business placed with or through such insurance carriers related to

nonsecurities-based insurance products. Contingent commissions are recognized when earned and realized or realizable. In 2016, contingent commissions represented less than 1% of total revenue.

Fees paid directly by clients and interest income are recognized as earned and realized or realizable.

(c) ***Cash and Cash Equivalents***

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2016, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

(d) ***Producer Members Receivable and Payable***

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the balance sheet.

(e) ***Income Taxes***

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the year ended April 30, 2016.

(f) ***Fair Value of Financial Instruments***

Under existing authoritative accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. At April 30, 2016, the carrying amounts of financial assets and liabilities reported in the accompanying balance sheet for cash and cash equivalents approximate fair value because of the short-term nature of these financial instruments.

Authoritative accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure

(Continued)

these fair values into the following hierarchy as defined by current authoritative accounting guidancc:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(3) Producer Unit Purchases

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's Producer Unit upon his/her termination.

The agreement to purchase the Producer Members' interest is applicable to all Producer Members and valued based on 25% of the Producer Members' average annual revenue for the preceding three fiscal years and change in value of the Company for the final six months of membership.

The purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. The Producer Unit meets the attributes for equity classification and, accordingly, is reported as a noncontrolling interest and displayed as a separate component of equity in the balance sheet with the related expense recognized in the statement of operations.

Once exercised, the purchase obligation is no longer subject to thc attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. For the five-year period that payment of the obligation is being made, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to the Corporate Unit, the Company has provided a noncontrolling interest and related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity within noncontrolling interest during the year ended April 30, 2016 is as follows:

Balance, April 30, 2015	$	2,725,133
Producer Unit purchases		(186,509)
Producer Unit expense		(650,400)
Producer Member capital contributions, net		(1,200)
Balance, April 30, 2016	$	1,887,024

(Continued)

The liability for Producer Unit purchases had the following activity during the year ended April 30, 2016:

		Producer Unit purchases
Balance, April 30, 2015	$	4,931
Producer Unit purchases		186,509
Payments		(122,609)
Balance, April 30, 2016	$	68,831

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2016 resulting from terminations and retirements are as follows:

Year ending April 30:		
2017	$	53,271
2018		4,507
2019		4,507
2020		3,274
2021		3,272
Total	$	68,831

(4) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions. Fees paid for these services were $390,556 for the year ended April 30, 2016. These charges are an allocation of costs incurred by the affiliated entity to provide such services and are accounted for in accordance with agreements among these parties.

The Company's Producer Members receive office accommodations, clerical services, and customer account service support from affiliated entities. These expenses totaled $3,730,575 for the year ended April 30, 2016. These charges are an allocation of costs incurred by the affiliated entities to provide such services and are accounted for in accordance with agreements among these parties.

At April 30, 2016, the Company had a net payable to affiliates of $389 for payments made in the ordinary course of business on behalf of the Company by its affiliates.

These transactions with affiliates are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2016, the Company had net regulatory capital of $1,443,943, which is $1,337,052 in excess of required net capital.

(6) Subsequent Events

On May 1, 2016, the Company reorganized from California to Missouri and, as such, is now a Missouri limited liability company and its Corporate Member, Lockton, converted from a qualified S-Corporation in Missouri to a Missouri limited liability company.

The Company has evaluated subsequent events from the balance sheet date through June 27, 2016, the date at which the financial statements were available to be issued, and determined there are no other items to disclose

Schedule I

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

April 30, 2016

Net capital:		
Total members' equity	$	1,874,569
Total members' equity qualified for net capital		1,874,569
Add additions to net worth		—
Less nonallowable assets		378,146
Net capital before haircuts		1,496,423
Less haircuts and undue concentration		52,480
Net capital		1,443,943
Aggregate indebtedness		1,603,371
Percentage aggregate indebtedness to net capital		1.11%
Computation of net capital requirements:		
Minimum net capital requirements**		106,891
Excess net capital	$	1,337,052

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 24, 2016, at April 30, 2016.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2016. 6.67% of Aggregate Indebtedness was calculated to be $106,891 ($1,603,371 x 6.67% = $106,891).

See accompanying report of independent registered public accounting firm.

Schedule II

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2016

This computation is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2016.

See accompanying report of independent registered public accounting firm.

Schedule III

LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2016

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2016.

See accompanying report of independent registered public accounting firm.



EXEMPTION REPORT

Lockton Financial Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. **Lockton Financial Advisors, LLC** claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k) (1) throughout the year ended April 30, 2016.
2. **Lockton Financial Advisors, LLC** met the identified exemption provisions in SEC Rule 15c3-3(k) (1) throughout the year ended April 30, 2016 without exception.

Lockton Financial Advisors, LLC
Lockton Financial Advisors, LLC

I, Pamela A. Popp, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sign: _______________ Date: 6/23/16

Pamela A. Popp
President
Lockton Financial Advisors, LLC
444 W 47th St., Suite 900
Kansas City, MO 64112
SEC filing # 8-67090
Firm ID # 137476



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc.:

We have reviewed management's statements, included in the accompanying Lockton Financial Advisors, LLC's Exemption Report (the Exemption Report), in which (1) Lockton Financial Advisors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended April 30, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Kansas City, Missouri
June 27, 2016



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Lockton Insurance Agency, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2016, which were agreed to by Lockton Financial Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 27, 2016